Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March 2008	Commission File Number 1-11854

Natuzzi S.p.A.
(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___)

Exhibit 99.1

Natuzzi’s Board of Directors Announces Consolidated Fourth Quarter and Full Year 2007 Financial Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Natuzzi:

FULL YEAR 2007 FINANCIAL HIGHLIGHTS

  TOTAL NET SALES DOWN BY 13.7% AT EUR 634.4 MILLION AND SEATS SOLD DOWN BY 14.1% OVER 2006
  OPERATING LOSS OF EUR 49.1 MILLION, VERSUS OPERATING INCOME OF EUR 16.5 MILLION IN 2006
  NET LOSSES AT EUR 62.6 MILLION VERSUS NET EARNINGS OF EUR 12.3 MILLION IN 2006

The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (‘Natuzzi’ or ‘the Group’), the world’s leading manufacturer of leather-upholstered furniture, today presented the fourth quarter 2007 financial results and the project of the consolidated financial statements for the full year 2007.

NET SALES

Natuzzi total net sales during the fourth quarter of 2007 decreased by 8.4 percent at EUR 176.9 million from EUR 193.1 million reported in the same quarter of 2006. Units sold in the last three months of 2007 decreased by 5.1 percent. Considering the whole 2007, total net sales were at EUR 634.4 million, down 13.7 percent as compared to EUR 735.5 million reported for the year ended on December 31, 2006.

In the fourth quarter of 2007 upholstery net sales were at EUR 157.2 million, down 9.8 percent with respect to the previous year same quarter. Other sales (principally living-room accessories and raw material produced by the Group and sold to third parties) increased by 4.2 percent at EUR 19.7 million over fourth quarter 2006.

During the last three months of 2007, net sales in the Americas decreased by 6.8 percent at EUR 54.5 million with respect to 2006 fourth quarter and by 12.7 percent at EUR 89.2 million in Europe. Net sales in the rest of the world were flat at EUR 13.5 million.

Twelve new stores were opened in 2007 fourth quarter (4 in UK, 2 in France and 1 each in Italy, Latvia, Netherlands, Australia, Taiwan, Mexico), thus bringing the total number of stores (Natuzzi Stores and Divani & Divani by Natuzzi) to 302 as of December 31, 2007. As of the same date, there were 483 Natuzzi Galleries worldwide.

Leather upholstered furniture net sales during 2007 fourth quarter decreased by 6.3 percent at EUR 142.9 million and fabric upholstered net sales by 34.1 percent at EUR 14.3 million.

During the last quarter of 2007, net sales for the Natuzzi branded products were at EUR 91.4 million, down 16.1 percent from EUR 108.9 million reported in 2006 same quarter, whereas Italsofa products increased by 0.8 percent at EUR 65.8 million.

GROSS & OPERATING RESULTS

For the fourth quarter of 2007 the Group reported a gross profit of EUR 43.2 million, down from EUR 58.5 million in 2006 fourth quarter. In the same period, gross margin decreased at 24.4 percent from 30.3 percent in 2006 comparable quarter.

Considering the whole 2007 the Group had a gross profit of EUR 173.8 million as compared to a gross profit of EUR 244.9 million in 2006. For the twelve month period, gross margin decreased from 33.3 percent in 2006 to 27.4 percent in 2007.

During the last three months of 2007 the Group reported a net operating loss of EUR 20.9 million as compared to a net operating loss of EUR 3.4 million in the previous year comparable quarter. For the twelve month period ended on December 31, 2007, the Group reported a net operating loss of EUR 49.1 million, versus a net operating income of EUR 16.5 million in 2006.

FOREX AND TAXES

In the fourth quarter of 2007 the Group had a net foreign exchange loss of EUR 2.3 million as compared to a net foreign exchange gain of EUR 2.8 million in 2006 same quarter.

Group’s income taxes in the last quarter of 2007 were at EUR 16.6 million, as compared to income taxes of EUR 1.0 million in 2006 last quarter.

NET RESULT AND GROUP EARNINGS PER COMPANY’S SHARE

For the quarter ended on December 31, 2007, the Group reported net losses of EUR 39.6 million (or EUR 0.72 losses per share), versus Group’s net losses of EUR 5.1 million (or EUR 0.09 losses per share) in the fourth quarter of 2006.

Considering the whole 2007, the Group had net losses of EUR 62.6 million (or EUR 1.14 losses per share), versus net earnings of EUR 12.3 million (or EUR 0.22 earnings per share) reported for the year 2006.

Pasquale Natuzzi, Chairman and CEO, commented: “In 2007 the Group went through an increasingly difficult macroeconomic environment, still affecting the furniture industry today, coupled with the steady strengthening of the Euro against the US dollar. Besides, in last December our Natuzzi-branded production and deliveries were negatively impacted by exceptional bad weather conditions at the Italian manufacturing sites as well as by a nation-wide strike of the transportation workers. As a result of the above, the Group reported a double-digit net sales decrease year over year, in particular in the medium-high segment manufactured in Italy”.

“Due to lower volume sales, unfavourable currency conversion of US revenues, higher raw material prices and the poor performance of our retail network and South-American manufacturing plants, the Group reported disappointing operating losses in the fourth quarter and full year 2007, but still maintains a sound net financial position”.

Mr. Natuzzi concluded: “Top management is working on the operational details of a three years business plan covering the period 2008-2010 which will be ready in the next few weeks. As far as 2008 is concerned, year-to-date seats sold have increased at low double-digit rate compared to the same period of 2007 also because of accumulated back-log at the end of last year. In addition to that, we expect a good market response for our new collections at the forthcoming High Point and Milan International fairs. In light of the aforesaid, we should increase unit sales in the region of 10 percent on a yearly basis and, through a more efficient cost structure, also break even at the operating level.”

FOURTH QUARTER 2007 TELECONFERENCE

Pasquale Natuzzi, Chief Executive Officer and Chairman, Salvatore Gaipa, Chief Financial Officer and Nicola Dell’Edera, Finance Director, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time – 4:00 p.m. Italian time) on Tuesday April 1, 2008.

ABOUT NATUZZI S.P.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

Italy’s largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 125 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 173 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

FORWARD-LOOKING STATEMENTS

Statements in this press release other than statements of historical fact are “forward-looking statements”. Forward–looking statements are based on management’s current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group’s control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group’s filings with the Securities and Exchange Commission, particularly in the Group’s annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.

NATUZZI S.P.A. AND SUBSIDIARIES

Unaudited Consolidated Statement of Earnings for the quarters ended on

December 31, 2007 and 2006 on the basis of Italian GAAP

(Expressed in millions of EUR except per share data)

	Three months ended on		Abs. Diff.	% Over	Percent of Sales
	31-Dec-07	31-Dec-06		(Under)	31-Dec-07	31-Dec-06
Upholstery net sales	157.2	174.2	(17.0)	(9.8)%	88.9%	90.2%
Other sales	19.7	18.9	0.8	4.2%	11.1%	9.8%
Total Net Sales	176.9	193.1	(16.2)	(8.4)%	100.0%	100.0%
Purchases	(84.5)	(80.5)	(4.0)	(5.0)%	(47.8)%	(41.7)%
Labor	(28.4)	(29.2)	0.8	2.7%	(16.1)%	(15.1)%
Third-party Manufacturers	(5.4)	(4.3)	(1.1)	(25.6)%	(3.1)%	(2.2)%
Manufacturing Costs	(12.1)	(8.6)	(3.5)	(40.7)%	(6.8)%	(4.5)%
Inventories, net	(3.3)	(12.0)	8.7	72.5%	(1.9)%	(6.2)%
Cost of Sales	(133.7)	(134.6)	0.9	0.7%	(75.6)%	(69.7)%
Gross Profit	43.2	58.5	(15.3)	(26.2)%	24.4%	30.3%
Selling Expenses	(49.9)	(49.0)	(0.9)	(1.8)%	(28.2)%	(25.4)%
General and Administrative Expenses	(14.2)	(12.9)	(1.3)	(10.1)%	(8.0)%	(6.7)%
Operating Income (Loss)	(20.9)	(3.4)	(17.5)	(514.7)%	(11.8)%	(1.8)%
Interest Income, net	0.4	0.7	(0.3)		0.2%	0.4%
Foreign Exchange, net	(2.3)	2.8	(5.1)		(1.3)%	1.5%
Other Income, net	(0.5)	(4.3)	3.8		(0.3)%	(2.2)%
Earnings (Losses) before taxes and minority interest	(23.3)	(4.2)	(19.1)	(454.8)%	(13.2)%	(2.2)%
Income taxes	(16.6)	(1.0)	(15.6)		(9.4)%	(0.5)%
Earnings (Losses) before minority interest	(39.9)	(5.2)	(34.7)	(667.3)%	(22.6)%	(2.7)%
Minority Interest	(0.3)	(0.1)	(0.2)		(0.2)%	(0.1)%
Net Earnings (Losses)	(39.6)	(5.1)	(34.5)	(676.5)%	(22.4)%	(2.6)%
Earnings (Losses) Per Share	(0.72)	(0.09)	(0.63)
Average Number of Shares Outstanding*	54,824,227	54,738,538
(*) Net of shares repurchased

Key Figures in U.S. dollars (millions)	Three months ended on		Abs. Diff.	% Over	Percent of Sales
	31-Dec-07	31-Dec-06		(Under)	31-Dec-07	31-Dec-06
Total Net Sales	256.2	249.0	7.2	2.9%	100.0%	100.0%
Gross Profit	62.6	75.4	(12.8)	(17.0)%	24.4%	30.3%
Operating Income (Loss)	(30.3)	(4.4)	(25.9)	(588.6)%	(11.8)%	(1.8)%
Net Earnings (Losses)	(57.3)	(6.6)	(50.7)	(768.2)%	(22.4)%	(2.7)%
Earnings (Losses) per Share	(1.04)	(0.12)	(0.94)
Average exchange rate (U.S. dollar per Euro)	1.4480	1.2894

NATUZZI S.P.A. AND SUBSIDIARIES

Unaudited Consolidated Statement of Earnings

for the years ended on December 31, 2007 and 2006 on the basis of Italian GAAP

(Expressed in millions of EUR except per share data)

	Twelve months ended on		Abs. Diff.	% Over	Percent of Sales
	31-Dec-07	31-Dec-06		(Under)	31-Dec-07	31-Dec-06
Upholstery net sales	563.5	660.3	(96.8)	(14.7)%	88.8%	89.8%
Other sales	70.9	75.2	(4.3)	(5.7)%	11.2%	10.2%
Total Net Sales	634.4	735.5	(101.1)	(13.7)%	100.0%	100.0%
Purchases	(308.2)	(313.2)	5.0	1.6%	(48.6)%	(42.6)%
Labor	(101.7)	(109.4)	7.7	7.0%	(16.0)%	(14.9)%
Third-party Manufacturers	(16.5)	(19.6)	3.1	15.8%	(2.6)%	(2.7)%
Manufacturing Costs	(41.1)	(33.1)	(8.0)	(24.2)%	(6.5)%	(4.5)%
Inventories, net	6.9	(15.3)	22.2	145.3%	1.1%	(2.1)%
Cost of Sales	(460.6)	(490.6)	30.0	6.1%	(72.6)%	(66.7)%
Gross Profit	173.8	244.9	(71.1)	(29.0)%	27.4%	33.3%
Selling Expenses	(173.9)	(186.2)	12.3	6.6%	(27.4)%	(25.3)%
General and Administrative Expenses	(49.0)	(42.2)	(6.8)	(16.1)%	(7.7)%	(5.7)%
Operating Income (Loss)	(49.1)	16.5	(65.6)	(397.4)%	(7.7)%	2.2%
Interest Income, net	1.7	1.5	0.2		0.3%	0.2%
Foreign Exchange, net	(7.1)	0.8	(7.9)		(1.1)%	0.1%
Other Income, net	2.8	0.5	2.3		0.4%	0.1%
Earnings (Losses) before taxes and minority interest	(51.7)	19.3	(71.0)	(367.7)%	(8.1)%	2.6%
Income taxes	(11.4)	(7.1)	(4.3)		(1.8)%	(1.0)%
Earnings (Losses) before minority interest	(63.1)	12.2	(75.3)	(617.0)%	(9.9)%	1.7%
Minority Interest	(0.5)	(0.1)	(0.4)		(0.1)%	(0.0)%
Net Earnings (Losses)	(62.6)	12.3	(74.9)	(608.7)%	(9.9)%	1.7%
Earnings (Losses) Per Share	(1.14)	0.22	(1.36)
Average Number of Shares Outstanding*	54,824,227	54,738,538
(*) Net of shares repurchased

Key Figures in U.S. dollars (millions)	Twelve months ended on		Abs. Diff.	% Over	Percent of Sales
	31-Dec-07	31-Dec-06		(Under)	31-Dec-07	31-Dec-06
Total Net Sales	869.2	924.2	(55.0)	(5.9)%	100.0%	100.0%
Gross Profit	238.2	307.7	(69.6)	(22.6)%	27.4%	33.3%
Operating Income (Loss)	(67.2)	20.7	(88.0)	(424.3)%	(7.7)%	2.2%
Net Earnings (Losses)	(85.7)	15.5	(101.2)	(654.7)%	(9.9)%	1.7%
Earnings (Losses) per Share	(1.56)	0.28	(1.84)
Average exchange rate (U.S. dollar per Euro)	1.3701	1.2565
GEOGRAPHIC BREAKDOWN

	Sales*				Seat Units
	Three months ended on		Abs. Diff.	% Over	Three months ended on		Abs. Diff.	% Over
	31-Dec-07	31-Dec-06		(Under)	31-Dec-07	31-Dec-06		(Under)
Americas	54.5	58.5	(4.0)	(6.8%)	343,928	328,872	15,056	4.6%
% of total	34.7%	33.6%			46.4%	42.1%
Europe	89.2	102.2	(13.0)	(12.7%)	337,053	394,338	(57,285)	(14.5%)
% of total	56.7%	58.7%			45.5%	50.5%
Rest of the world	13.5	13.5	0.0	0.0%	60,024	57,372	2,652	4.6%
% of total	8.6%	7.7%			8.1%	7.4%
TOTAL	157.2	174.2	(17.0)	(9.8%)	741,005	780,582	(39,577)	(5.1%)
* Expressed in millions of EUR

BREAKDOWN BY COVERING

	Sales*				Seat Units
	Three months ended on		Abs. Diff.	% Over	Three months ended on		Abs. Diff.	% Over
	31-Dec-07	31-Dec-06		(Under)	31-Dec-07	31-Dec-06		(Under)
Leather	142.9	152.5	(9.6)	(6.3%)	672,667	670,025	2,642	0.4%
% of total	90.9%	87.5%			90.8%	85.8%
Fabric	14.3	21.7	(7.4)	(34.1%)	68,338	110,557	(42,219)	(38.2%)
% of total	9.1%	12.5%			9.2%	14.2%
Total	157.2	174.2	(17.0)	(9.8%)	741,005	780,582	(39,577)	(5.1%)
* Expressed in millions of EUR

BREAKDOWN BY BRAND

	Sales*				Seat Units
	Three months ended on		Abs. Diff.	% Over	Three months ended on		Abs. Diff.	% Over
	31-Dec-07	31-Dec-06		(Under)	31-Dec-07	31-Dec-06		(Under)
Natuzzi	91.4	108.9	(17.5)	(16.1%)	318,382	399,207	(80,825)	(20.2%)
% of total	58.1%	62.5%			43.0%	51.1%
Italsofa	65.8	65.3	0.5	0.8%	422,623	381,375	41,248	10.8%
% of total	41.9%	37.5%			57.0%	48.9%
TOTAL	157.2	174.2	(17.0)	(9.8%)	741,005	780,582	(39,577)	(5.1%)
* Expressed in millions of EUR
GEOGRAPHIC BREAKDOWN

	Sales*				Seat Units
	Twelve months ended on		Abs. Diff.	% Over	Twelve months ended on		Abs. Diff.	% Over
	31-Dec-07	31-Dec-06		(Under)	31-Dec-07	31-Dec-06		(Under)
Americas	198.6	245.4	(46.8)	(19.1%)	1,176,585	1,364,873	(188,288)	(13.8%)
% of total	35.2%	37.2%			45.4%	45.2%
Europe	319.4	366.6	(47.2)	(12.9%)	1,225,882	1,449,696	(223,814)	(15.4%)
% of total	56.7%	55.5%			47.3%	48.1%
Rest of the world	45.5	48.3	(2.8)	(5.8%)	189,926	202,133	(12,207)	(6.0%)
% of total	8.1%	7.3%			7.3%	6.7%
TOTAL	563.5	660.3	(96.8)	(14.7%)	2,592,393	3,016,702	(424,309)	(14.1%)
* Expressed in millions of EUR

BREAKDOWN BY COVERING

	Sales*				Seat Units
	Twelve months ended on		Abs. Diff.	% Over	Twelve months ended on		Abs. Diff.	% Over
	31-Dec-07	31-Dec-06		(Under)	31-Dec-07	31-Dec-06		(Under)
Leather	502.9	573.1	(70.2)	(12.2%)	2,291,515	2,544,174	(252,659)	(9.9%)
% of total	89.2%	86.8%			88.4%	84.3%
Fabric	60.6	87.2	(26.6)	(30.5%)	300,878	472,528	(171,650)	(36.3%)
% of total	10.8%	13.2%			11.6%	15.7%
Total	563.5	660.3	(96.8)	(14.7%)	2,592,393	3,016,702	(424,309)	(14.1%)
* Expressed in millions of EUR

BREAKDOWN BY BRAND

	Sales*				Seat Units
	Twelve months ended on		Abs. Diff.	% Over	Twelve months ended on		Abs. Diff.	% Over
	31-Dec-07	31-Dec-06		(Under)	31-Dec-07	31-Dec-06		(Under)
Natuzzi	336.1	416.2	(80.1)	(19.2%)	1,171,651	1,506,981	(335,330)	(22.3%)
% of total	59.6%	63.0%			45.2%	50.0%
Italsofa	227.4	244.1	(16.7)	(6.8%)	1,420,742	1,509,721	(88,979)	(5.9%)
% of total	40.4%	37.0%			54.8%	50.0%
TOTAL	563.5	660.3	(96.8)	(14.7%)	2,592,393	3,016,702	(424,309)	(14.1%)
* Expressed in millions of EUR
NATUZZI S.P.A. AND SUBSIDIARIES Unaudited Consolidated Balance Sheet as of December 31, 2007 and 2006 (Expressed in millions of EUR)

	31-Dec-07	31-Dec-06
ASSETS
Current Assets:
Cash and cash equivalents	87.5	128.1
Marketable debt securities	0.0	0.0
Trade receivables, net	117.7	119.3
Other receivables	47.8	44.7
Inventories	107.3	100.3
Unrealized foreign exchange gains	0.9	5.5
Prepaid expenses and accrued income	1.8	2.0
Deferred income taxes	1.3	7.5
Total current assets	364.3	407.4
Non-Current Assets:
Net property, plant and equipment	235.9	246.3
Treasury shares	0.0	0.0
Other assets	17.3	18.7
Deferred income taxes	0.0	2.3
TOTAL ASSETS	617.5	674.7
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings	7.6	3.8
Current portion of long-term debt	0.3	0.3
Accounts payable-trade	89.3	79.5
Accounts payable-other	29.2	22.5
Accounts payable shareholders for dividends	0.6	0.6
Unrealized foreign exchange losses	0.0	0.0
Income taxes	1.6	4.6
Salaries, wages and related liabilities	17.5	21.7
Total current liabilities	146.1	133.0
Long-Term Liabilities:
Employees’ leaving entitlement	33.3	35.3
Long-term debt	2.1	2.4
Deferred income taxes	0.0	0.0
Deferred income for capital grants	13.3	14.1
Other liabilities	10.9	10.5
Minority Interest	0.2	0.6
Shareholders’ Equity:
Share capital	54.8	54.7
Reserves	42.3	42.3
Additional paid-in capital	8.3	8.3
Retained earnings	306.2	373.5
Total shareholders’ equity	411.6	478.8
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	617.5	674.7
NATUZZI S.P.A. AND SUBSIDIARIES Unaudited Consolidated Statement of Cash Flows as of December 31, 2007 and 2006 (Expressed in millions of EUR)

	31-Dec-07	31-Dec-06
Cash flows from operating activities:
Net earnings (losses)	(62.6)	12.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30.8	30.5
Employees' leaving entitlement	(1.9)	2.9
Deferred income taxes	8.5	(2.1)
Minority interest	(0.5)	(0.1)
(Gain) loss on disposal of assets	1.3	0.8
Unrealized foreign exchange (losses) / gain	4.5	(10.2)
Deferred income for capital grants	(1.0)	(1.1)
Change in assets and liabilities:
Receivables, net	1.5	4.3
Inventories	(6.9)	15.5
Prepaid expenses and accrued income	0.1	0.6
Other assets	(3.1)	1.4
Accounts payable	9.7	6.0
Income taxes	(3.0)	1.7
Salaries, wages and related liabilities	(4.1)	(0.4)
Other liabilities	11.6	4.8

Total adjustments	47.5	54.6

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(15.1)	66.9

Cash flows from investing activities:
Property, plant and equipment:
Additions	(26.7)	(20.0)
Disposals	0.5	0.3
Government grants received	0.0	0.6
Marketable debt securities:
Proceeds from sales	0.0	0.0
Purchase of business, net of cash acquired	(0.2)	(3.3)
Disposal of business	0.0	0.0
NET CASH USED BY INVESTING ACTIVITIES	(26.4)	(22.4)
Cash flows from financing activities:
Long term debt:
Proceeds	0.0	0.4
Repayments	(0.3)	(1.6)
Short-term borrowings	3.8	(4.0)
Dividends paid to shareholders	0.0	0.0
Dividends paid to minority shareholders	0.0	0.0
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	3.5	(5.2)
Effect of translation adjustments on cash	(2.6)	(0.9)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(40.6)	38.4
Cash and cash equivalents, beginning of the year	128.1	89.7
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	87.5	128.1

CONTACT:
Natuzzi
Investor Relations Dept.
Tel.: +39-080-8820-812
Fax: +39-080-8820-241
E-mail:
investor_relations@natuzzi.com
or
Corporate Press Office
Tel.: +39-080-8820-124
Fax: +39-080-8820-508
E-mail: relazioni.esterne@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Natuzzi S.p.A.
(Registrant)

Date:	March 31, 2008	By:	/s/ SALVATORE GAIPA
Salvatore Gaipa